SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 4)*


                          THE CHALONE WINE GROUP, LTD.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    157639105
                                 (CUSIP Number)

                                Phyllis S. Hojel
                            c/o HM International Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                                 (918) 664-1914
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 18, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105

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|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   GHA 1 Holdings, Inc.
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   OO
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                             1,813,689 Shares
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                             -0- Shares
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                             1,813,689 Shares
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                             -0- Shares
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |         1,813,689 Shares
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES EXCLUDES SHARES HELD BY OTHERS WHO ARE PARTIES TO THE
|      |   1995 VOTING AGREEMENT DESCRIBED HEREIN                         [X]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |         18.38%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   CO
|      |
--------------------------------------------------------------------------------

CUSIP No. 157639105

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   SFI Intermediate Ltd.
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   OO
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Texas
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                             1,756,919 Shares
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                             -0- Shares
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                             1,756,919 Shares
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                             -0- Shares
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |         1,756,919 Shares
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES EXCLUDES SHARES HELD BY OTHERS WHO ARE PARTIES TO THE
|      |   1995 VOTING AGREEMENT DESCRIBED HEREIN                         [X]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |         17.80%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   PN
|      |
--------------------------------------------------------------------------------

CUSIP No. 157639105

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   Phyllis S. Hojel
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   OO
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   U.S.A.
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                             1,813,689 Shares
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                             -0- Shares
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                             1,813,689 Shares
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                             -0- Shares
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |         1,813,689 Shares
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES EXCLUDES SHARES HELD BY OTHERS WHO ARE PARTIES TO THE
|      |   1995 VOTING AGREEMENT DESCRIBED HEREIN                         [X]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |         18.38%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN
|      |
--------------------------------------------------------------------------------

AMENDMENT NO. 4 TO SCHEDULE 13D

            This amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), SFI Intermediate Ltd., a Texas limited partnership ("SFI"), and Phyllis S. Hojel, as previously amended, with respect to the common stock, no par value (the "Common Stock"), of The CHALONE Wine Group, Ltd., a California corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Statement is hereby supplemented as follows:

            On April 18, 1999, HC Holding Company Ltd, a Texas limited partnership ("HC Holding"), exercised its right to convert $500,000 principal amount of the Company's 5% Convertible Subordinated Debentures due April 18, 1999 (the "Debentures") into 56,770 shares of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Statement is hereby supplemented as follows:

            The purpose of the conversion of the Debentures was to acquire the shares of Common Stock issuable upon conversion prior to the expiration of the conversion right upon maturity of the Debentures. The purpose of the acquisition of Common Stock by the reporting persons and their predecessors has been and is for investment. The reporting persons, through their ownership of voting securities of the Company and their ability to designate members of the board of directors of the Company and committees of the board as described in Item 6, have the ability to influence the management and policies of the Company. Reference is made to Item 6 for information regarding other persons with whom the reporting persons may be deemed to be members of a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").

            SFI currently intends to acquire from time to time, additional shares of Common Stock through open market or private purchases, block trades, the exercise of warrants or otherwise and at such prices and on such terms as SFI deems advisable. If such purchases are made, SFI may thereafter cease making such purchases at any time.

            Except as set forth in this Item 4, SFI does not have any plans or proposals which relate to or would result in any of the transactions or other matters described in clauses (a) through (j) below (although it reserves the right to develop any such plans or proposals).

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Statement is hereby supplemented as follows:

      (a) Mrs. Hojel and GHA beneficially own 1,813,689 shares of Common Stock, which includes 416,667 shares issuable upon the exercise of warrants exercisable at $8 per share. All of such securities except for 56,770 shares of Common Stock acquired upon conversion of the Debentures as described in Item 4 are owned directly by SFI. GHA is general partner of SFI and Mrs. Hojel is the sole stockholder, director and officer of GHA. Based on the 9,452,276 shares of Common Stock issued and outstanding as on June 29, 1999 (as disclosed in the Company's proxy statement dated July 6, 1999), the shares of Common Stock beneficially owned by Mrs. Hojel and GHA represent 18.38% of the shares of Common Stock outstanding, after giving effect to the 416,667 additional shares of Common Stock issuable upon exercise of the warrant described above, and the shares of Common Stock beneficially owned by SFI represent 17.80% of the shares of Common Stock outstanding, after giving effect to the 416,667 additional shares of Common Stock issuable upon exercise of such warrant.

            As described in Item 6, the reporting persons may be deemed to be members of a group within the meaning of Rule 13d-5(b)(1) under the Exchange Act with Domaines Barons de Rothschild (Lafite) ("DBR") and with W. Philip Woodward ("Mr. Woodward"). Based on a Schedule 13D filed on April 20, 1999, DBR beneficially owns 4,530,301 shares of Common Stock, including 416,667 shares of Common Stock issuable upon the exercise of a warrant (45.90% of the class after giving effect to the exercise of such warrant). Based on the Company's proxy statement dated July 6, 1999, Mr. Woodward beneficially owns 563,127 shares of Common Stock, including 132,000 shares issuable upon the exercise of options which are vested or will vest within the next 60 days (5.88% of the class after giving effect to the exercise of such options). As a result, to the knowledge of the reporting persons, members of the group which may be deemed to exist would beneficially own an aggregate of 6,907,117 shares of Common Stock (66.30% of the class after giving effect to the exercise of warrants held by SFI and DBR and options held by Mr. Woodward).


      (b) Except to the extent voting power may be deemed to be shared as set forth in the last sentence of this paragraph, (a) SFI has sole voting and dispositive power with respect to all shares of Common Stock it beneficially owns, (b) by virtue of its status as general partner of SFI, GHA may also be deemed to have sole voting and dispositive power with respect to such shares and the 56,770 additional shares of Common Stock which it is deemed to beneficially own through its status as general partner of HC Holding, which directly owns such 56,770 shares and (c) by virtue of being sole stockholder, director and officer of GHA, Mrs. Hojel may also be deemed to have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by GHA. The reporting persons may be deemed to share voting power with DBR and Mr. Woodward as a result of the 1995 Voting Agreement described in Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Statement is hereby supplemented as follows:

            SFI understands that DBR also intends to acquire additional shares of Common Stock from time to time through open market purchases, block trades, the exercise of warrants, or otherwise and at such prices and on such terms as it deems advisable.

            SFI and DBR have an understanding that their purchases of shares of Common Stock will be coordinated so that, in general, DBR and SFI will preserve their relative positions as to the Common Stock. From time to time DBR and SFI may place orders with the same broker (although they are not obligated to do so) who will be instructed to allocate any shares of Common Stock purchased in such a manner. DBR and SFI will not have any economic interest in the shares of Common Stock purchased by the other. Each of them is free to terminate the understanding described in this paragraph at any time.

            As disclosed in the Company's proxy statement dated July 6, 1999 and prior proxy statements and in prior Schedule 13D filings by predecessors of the reporting persons, in 1995 a voting agreement (the "1995 Voting Agreement") was entered into by DBR, Summus Financial, Inc. (a predecessor of SFI) and Mr. Woodward. The 1995 Voting Agreement, which superseded an earlier voting agreement entered into in 1993, provided (a) that the parties thereto having beneficial interest and voting control of Common Stock equal to or in excess of specified percentages of the outstanding shares would have the right to designate a number of nominees for director of the Company depending on the level of ownership (26% or greater, three designees; 12% to 26%, two designees; and 5% to 12%, one designee), (b) that each party holding a beneficial interest in excess of any of such thresholds would use his or its best efforts to ensure that, subject to limitations imposed by law or fiduciary responsibility, the designees of such party then serving as directors would vote for each of the other parties' designees for nomination to management's slate of nominees, and
(c) that each party would vote all of its shares of Common Stock in favor of the nominees so designated. The 1995 Voting Agreement provides that it will terminate on September 29, 2000.

            Under the 1995 Voting Agreement, as amended by an Adoption and Amendment Agreement dated as of June 1999, SFI (as successor to Summus Financial, Inc.) has the right to designate two directors of the Company. SFI's designees currently serving as directors of the Company are Mark A. Hojel and Phillip M. Plant. Mr. Hojel is a member of the Operating Committee and Mr. Plant is a member of the Compensation Committee of the Company's Board of Directors (such two committees having replaced the former Executive Committee). Mr. Hojel is also a member of the Audit Committee of the Board. Mark A. Hojel is the son of Phyllis S. Hojel. Phillip M. Plant has served as a financial advisor to the Hojel family and is related to the Hojel family by marriage. A brokerage firm with which Phillip M. Plant is associated may be engaged to effect purchases of Common Stock for the accounts of SFI and DBR as described above in this Item 6.

            Parties to the 1995 Voting Agreement and their designees, constitute six of the Company's eleven directors.

            As a result of their understanding with respect to coordinated purchases of additional shares as described above in Item 6, the reporting persons and DBR may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act. As a result of the 1995 Voting Agreement, a group may also be deemed to exist among the reporting persons, DBR and Mr. Woodward.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1 -- 1995 Voting Agreement (Incorporated by reference to Exhibit D to Appendix I to the Chalone Wine Group, Ltd. Proxy Statement for a Special Meeting of Shareholders, filed October 25, 1995.)
      2 --  Adoption and Amendment Agreement to 1995 Voting Agreement

                                   SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: August 18, 1999

                                    GHA 1 HOLDINGS, INC.


                                    By:/s/PHYLLIS S. HOJEL
                                          Phyllis S. Hojel
                                          President and Secretary

                                    SFI INTERMEDIATE LTD.

                                    By:   GHA 1 HOLDINGS, INC.
                                          General Partner


                                    By:/s/PHYLLIS S. HOJEL
                                          Phyllis S. Hojel
                                          President and Secretary



                                    /s/PHYLLIS S. HOJEL
                                       Phyllis S. Hojel